Northrop Grumman, #743992
                 June 12, 2000, 10:00 a.m., PDT
                     Moderator: Gaston Kent

Operator Good morning, ladies and gentlemen, and welcome to the Northrop Grumman conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touchtone phone. As a reminder, ladies and gentlemen, this conference is being recorded.

               I would now like to introduce your host for today's conference, Mr. Gaston Kent. Please go ahead, sir.

G. Kent Thank you very much, Jennifer, and welcome, ladies and gentlemen. For the financial community, please be advised that there may be may be press on the call today. The purpose for this conference call is to give you information regarding our two announcements this morning about the sale of Northrop Grumman's Aerostructures business to the Carlyle Group and our acquisition of Comptek Corporation. Our comments will be relatively short and then we'll go to a Q&A session. We'll be reviewing the proposed transactions and their implications for our expectations for the year and beyond.

               Before we start we would like you to understand that some of the matters and especially expectations discussed on this call constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the company's views with respect to future events and prospective financial performance. Forward looking statements involve risks and uncertainties and the actual results of the company may vary materially from the results expressed or implied by the forward looking statements. A more complete expression of these risks and uncertainties is contained in the company's filings including the Form 10-K and Forms 10-Q among others. Particular attention should be paid to the MD&A sections of these filings.

               With that I'll turn this conference call over to our Chief Financial Officer, Dick Waugh. Dick?

D. Waugh Thank you, Gaston, and good morning, everyone. I want to welcome you and thank you for joining us today on such short notice. I will go over our strategy for the sale of Aerostructures and the acquisition of Comptek and how they fit into our overall strategic direction for the company. I will also give you a perspective on the transactions and their implications for the future.

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               The Carlyle Group is a well recognized player in the
               commercial Aerostructures arena with an aerospace defense portfolio already in excess of $4 billion in revenues. We expect this transaction to close within the next 30 days following normal government reviews. From a financial reporting perspective we are selling what we call our Aerostructures business. As most of you know, this includes all of our commercial Aerostuctures work performed for Boeing, as well as the C-17 Globe Master and the integrated wing for the Gulf Stream IV business jet. Let me add that I am pleased to report that Carlyle officials have stated that most of the workforce, approximately 6,000 commercial Aerostructures employees, will be retained.

               We also announced today that we have signed a definitive agreement to acquire Comptek Research, Inc.. of Buffalo, New York, in a stock for stock transaction. The acquisition of Comptek Research, an electronic warfare and information dominance company with 2000 revenues of $145 million, supports Northrop Grumman's continuing strategic thrust into electronic battle management, C4I and information warfare. I'll discuss the financial elements of these transactions in more detail in a moment.

               Nearly a decade ago we developed a business plan to reposition Northrop Grumman for post cold war defense spending and the rapidly evolving advances in defense electronics and information technology. Our growth strategy was and continues to be focused on strategic acquisitions in these new business areas as well as on superior performance from existing businesses. Today's announcements provide continuing proof of how we are sharpening our company's strategic focus on high growth business areas that not only enhance shareholder value, but also we believe are certain to play integral roles in meeting the future needs of our customers.

               While commercial Aerostructures is a solid business and has been and can be very profitable, it is not where we are focusing our growth today. As Ken Kresa and I have communicated to you, our growth is focused on select high growth business areas: defense electronics, information technology and systems integration which includes manned and unmanned military aircraft, design and development.

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               The aerostructures transaction is an important
               strategic move for Northrop Grumman and will provide the company with additional cash, adding to an already strong balance sheet. These additional financial resources will allow us to grow our core business both internally and through select strategic acquisitions. And although we do not comment on M&A activities today's announcement demonstrates that we routinely evaluate and when appropriate, aggressively pursue acquisitions that provide an excellent strategic fit for our main growth engines.

               Following the sale, ISA will be renamed the Integrated System Sector or ISS, to more accurately reflect its ongoing business operations as a leader in systems integration, battle management and unmanned aerial vehicle systems. The sector will also relocate its headquarter staff to the Washington, D.C., metropolitan area later this year in an effort to be closer to our primary customers. As most of you know, key sector programs include Joint STARS, F/18 ES Super Hornet, UAVs including the Global Hawk, B2 Spirits self bomber, D2C and the EA-60 Prowler.

               The acquisition of Comptek is an excellent strategic fit and enhances our leadership position in advanced battle management and EW Systems integration. Comptek's expertise in electronic warfare simulation and stimulation, threat analysis, mission planning and precision targeting will help create exciting new business opportunities for us. Comptek employs approximately 1,200 employees across the U.S. and Canada and provides military systems and services to meet the needs of its national and international defense customers. The company's major business areas include tactical systems, EW stimulation/simulation and technical services. These business areas will be integrated into the operating elements of Northrop Grumman Corporation. Today's announcements are certainly a promising next step in Northrop Grumman's evolution as a leader in defense, aerospace and cyberspace.

               I'd like to now walk you through the financials of today's announcements. Starting with the Aerostructure sale, the total value of the transaction is $1.2 billion, comprised of $843 million in cash and securities and the assumption by the acquirer of approximately $400 million of post employment benefit liability. This assumption of liabilities is an important component of the valuation. It significantly lowers the cash expense of the corporation to fund these liabilities into the future. Unlike our non-cash using pension fund, this liability must be covered by cash from operations. In the case of Aerostructures. the annual cash outlay is over $30 million per year. The $400 million figure is the actuarial calculation of the present value of their cash stream. Had Northrop Grumman retained the liability for these costs, the total valuation of the transaction most likely would have been the same, just in a different form.

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               The assumption of pension liability is significantly
               different. For pension the liability is satisfied largely from existing trust funds. Sufficient funds will be transferred to the new entity trust to adequately cover the corresponding liabilities; however, there is no cash impact to Northrop
               Grumman. The impact of the sale on Northrop Grumman from truly a financial standpoint is that we will have about $1.2 billion less sales this year than we otherwise would. Aerostructure's operating results including sales and operating margin for the prior periods and through the closing will be reclassified and included in discontinued operations for financial reporting purposes.

               It is too early to tell whether we will report an overall gain or loss on this transaction. There will in all likelihood be a pretax gain on the sale, but it will have very little impact on the bottom line because a significant amount of goodwill that has been assigned to this operation will be written off and is nondeductible for tax. You should understand that we cannot give you absolute numbers until after the transaction closes. Because we will be transferring assets out of the Northrop Grumman pension trust to the new entity, we will be required to revalue the fund after closing so there will in all likelihood be some movement up or down from that revaluation which incidentally will also affect the run rate for pension income for the balance of this year. Even if the transaction closes in 30 days, we would not expect to have final numbers for some time after that. Therefore we expect to report the final accounting and restated pension income rate in our third quarter results.

               Going forward, we will obviously lose the anticipated margin on the business being sold, but we will have a reduction in interest expense and an increase in interest income. These elements essentially wash for this year.

               Largely to reflect our decision to realign and move the remainder of the integrated systems sector headquarters, we now expect that our EPS for the year will be in the range of $8.80 to $9.30. This range also includes consideration for the Comptek acquisition. We anticipate expenses for the realignment and moving of this sector on the order of $70 million this year. The timing of these costs will be refined as we further define and implement these plans.

               From a balance sheet perspective, we will obtain $665 million cash from this transaction, lowering net debt. The face value of the security instrument is $175 million. I anticipate that this value will be discounted on our balance sheet, but it's not yet known to exactly what extent. The total stated value for the transaction of approximately $1.2 billion takes such a discount into consideration. Net PP&E will decrease by about $280 million. Working capital, excluding cash, will decrease by about $570 million. Goodwill and other intangibles will decrease by about $160 million of which $125 million is nondeductible. The post employment benefit liability will decrease, as we stated, by about $400 million.

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NORTHROP GRUMMAN                                             PAGE 4


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               Now regarding the Comptek transaction. Stockholders
               of Comptek will receive for each share of Comptek common stock a fraction of a Northrop Grumman share. The amount will be determined by dividing $20.75 by the average closing price for Northrop Grumman common stock during the 20 trading days and ending two business days before the mailing date of the exchange materials to contact shareholders. In no event will the exchange ratio be more than .2804:1 or less than .2470:1. Should the average closing price of Northrop Grumman common stock be less than $74 per share during this 20 day period, Comptek has the right to terminate the transaction subject to Northrop Grumman's discretionary right to adjust the value.

               These transactions allow us to better focus on the growth areas of business we have been pursuing for the last several years. Looking forward, our 2003 target for revenues is now about $10.5 billion, representing an implied compound growth rate of over 11% from continuing operations. Next year we expect to grow from this year's $7.6 billion in sales to about $8.4 billion. And we expect earnings per share from continuing operations to grow in the low double digits over this year's range of $8.80 to $9.30, holding pension income constant with this year's $600 million. Maybe even more significantly for 2001, EBITDAP, our internal acronym for earnings before interest, taxes, depreciation, amortization and pension income, should be up by over 20%.

               Now I know that you all have one common question. What are the company's plans for the use of cash? The answer to that is whatever creates the greatest long term value for our shareholders. We continue to evaluate the marketplace for strategic acquisitions which will bring greater returns to our shareholders and our cost of capital. But we all understand and I can't entertain any question regarding specific properties which might or might not be of interest to Northrop Grumman.

               With the sale of Aerostructures, Northrop Grumman will be a significantly different company with a significantly different business profile. This represents a definitive change to the product mix going forward. Aerostructures carries with it the wonderful heritage and a lot of friends, but we believe this is the right thing to do for Northrop Grumman. Obviously Carlyle needs a talented and energetic workforce to be successful and therefore they will do what they believe is in the best interest of their employees. We believe this transaction makes for a stronger Northrop Grumman that can now focus on our long term strategic objectives in defense electronics, systems integration, including military aircraft, design and development, and information technology.

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               With that, I will turn this back over to Gaston for
               your questions.

G. Kent        Thank you, Dick. Jennifer, we're ready for Q&A now.

Operator Thank you, Mr. Kent. Ladies and gentlemen, at this time if you have a question, you will need to press the one on your touchtone phone and you will hear a tone acknowledging your request. Your questions will be taken in the order that they are received. If your question has already been answered, you may remove yourself from queue by pressing the pound key. Also, if you are using a speakerphone, please pick up your handset before pressing the buttons. One moment please for the first question.

               Cai Von Rumohr, please state your company name followed by your question.

C. Von Rumohr  SG Cowan. Good transaction, guys. Can you give us some of the specifics regarding how much depreciation you would lose both taxable and nontaxable on an annualized basis from the sale of Comptek, excuse me, from the sale of Aerostructures?

D. Waugh Cai, quite frankly, I don't have those numbers here with me. We gave you the goodwill which is about ... goodwill and amortization is about $160.

C. Von Rumohr  And then the term over which that's amortized?

D. Waugh It's over 40 years for the goodwill part, for the goodwill piece.

C. Von Rumohr  But the nontaxable I thought was over 15. A
               shorter period?

D. Waugh The purchased intangibles is over a shorter period, right.

K. Kresa I think we've been running on average about $6 million a year from this operation.

C. Von Rumohr  In goodwill? Okay, I'll follow up on that. The
               $8.4 billion of revenue in '01, does that include
               Comptek?

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D. Waugh       I'm sorry, Cai, I was over-speaking you. Would you
               repeat that again?

C. Von Rumohr  Yes, your revenue guidance for '01 of $8.4 billion, does that include Comptek?

D. Waugh       Yes.

C. Von Rumohr  That does include Comptek?

D. Waugh       Yes.

C. Von Rumohr  Okay and the 20% plus gain in EBITDAP excludes
               Aerostructures from both years and includes
               Comptek from the point of acquisition?

D. Waugh       Yes.

C. Von Rumohr  Okay great. Thanks a lot.

Management     You're welcome. Thank you.

Operator Rusty Raykov, please state your company name followed by your question.

R. Raykov      Tiedemann Investment Group. Congratulations on the
               transaction, guys.

K. Kresa       Thank you.

R. Raykov      I've just got a quick question regarding the
               acquisition today. I understand they're expecting a couple of pretty big contracts actually, one from Australia and one from Malaysia. Say, for some reason that those contracts don't come in in a reasonable timeframe here, did we in our evaluation for the company, did we expect those contracts to come in or that was excluded from the evaluation?

K. Kresa Let me say we've taken into account a wide number of contracts and we put our own probability on those in terms of whether they're going to be awarded and our chance of getting them. I really can't specifically speak to these two particular contracts you're talking about. Obviously our team looks at the whole portfolio they have and then gives their best estimate of what's the sales and acquisitions are going to be. I really can't speak to those two contracts. I'm sorry.


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R. Raykov      Right, but it is a condition to the transaction?

K. Kresa       No.

R. Raykov      When are you guys filing the proxy?

K. Kresa They file the proxy. We would expect that they'll file their proxy as soon as they can. You'll have to speak to them as to how soon they expect to file their proxy.

R. Raykov      Thank you.

G. Kresa       Okay, thank you.

Operator Sam Pearlstein, please state your company name followed by your question.

S. Pearlstein  First Union. The $70 million worth of cost to move the headquarters, is that all cash?

G. Kresa       Yes, it will be all cash at some point, yes.

S. Pearlstein  But I mean is that all in 2000, is that a use of cash?

G. Kresa Well that's one of the things we're studying. Our estimate at this point in time, yes it is, and it's in the guidance that we're giving you that yes it is. To the extent that something slides over in 2001, then obviously there'll be some adjustments between this year and next year, but our guidance ... we're assuming, if you will, that we spend it all this year.

S. Pearlstein  Okay and the Aerostructure's business in total, was it cash flow positive?

G. Kresa       Yes, I believe it was cash flow positive, yes.

S. Pearlstein  Okay and then when you removed the nondeductible goodwill, what does the ongoing tax rate look like for the company?

K. Kresa I quite frankly don't have that number, but it shouldn't be that big a ... it shouldn't affect it that much at all. I don't know if it'll move it even a couple hundreds of points. It's not ...

S. Pearlstein  Okay and the post-retirement benefits that you were paying for Aerostructures, was that included within the segment reporting or would that have shown up in a corporate line?

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NORTHROP GRUMMAN                                             PAGE 8


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K. Kresa       No, it was in the segment.

S. Pearlstein  Okay, so when we net that out, we wouldn't be moving it from another line? And then do you have any estimate in terms of what the cash proceeds for the sale will be after you make a tax payment? Should there be a gain?

K. Kresa Yes, we're estimating somewhere around $550 million. That's net of the taxes we're going to owe.

S. Pearlstein  Thank you.

K. Kresa       And the transaction costs. I'm being corrected here.

G. Kent Let me also say with regards to Cai, if he's still on, I've been notified that our deprecation expense for Aerostructure's been running about $35 million a year. Okay, next question, please.

Operator Byron Callan, please state your company name followed by your question.

B. Callan      Merrill Lynch. Hi, Dick, congratulations.

D. Waugh       Thanks, Byron.

B. Callan      Sam touched on this but I just want to kind of roll
               up all the cash flow implications for the transactions. You guys had offered some prior guidance on cashflow for 2000. Has that changed as a result of these?

D. Waugh       No, we would expect to still achieve our cash ...
               well obviously we're going to better this year in cash than what we otherwise expected because of the proceeds that were received ...

B. Callan      Oh, yeah, yeah. No, I'm thinking from a cash from
               operations, less cap ex type of number because it sounds like you've got a little bit of pension cost savings on this. You mentioned the $30 million.

D. Waugh       Again, that isn't pension, that's OPED.

B. Callan      OPED, yeah, okay. And then you've got the $70 million
               outlay but that'll probably be spread ...
               some of that'll hit in 2001 and then ...

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NORTHROP GRUMMAN                                             PAGE 9


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D. Waugh       Let me say it wouldn't move the needle enough for us
               to change our guidance.

B. Callan      Okay fine, and then just one other question on
               Comptek. Will that be run as a freestanding subsidiary or are you just going to fold that into ESS or is that going to be kind of parceled up and ... I mean there are a couple of different divisions or operations they have that really kind of dovetail nicely with the three separate organizations of the company, but I'm curious if you're going to continue to kind of operate Comptek as a free standing subsidiary.

D. Waugh       Quite frankly we're studying that at this point.

B. Callan      Okay, great.

Management     Thank you, Byron.

Operator Steve Binder, please state your company name followed by your question.

V. Davidson    This is Valerie Davidson from Bear Sterns. Are you
               retaining any over-funded pension assets? Or will all the over-funded pension assets be transferred with the sale?

K. Kresa Oh, no, we've got a surplus of $4 billion in there. Heavens no. What we're transferring is the amount of assets associated with this operation, what we would see as their prorata share.

V. Davidson    Okay, so all the over-funded pension assets
               associated with this operation is going with Carlyle though?

K. Kresa No, it's not the full funding, it's not the full amount, no. It's what we see as the value of the liabilities going forward as we and our customer would view the full value of the liabilities going forward.

               So in that context we're not transferring any "surplus."

V. Davidson    Okay, the 50 cent decrement to earnings, is that in
               2001, the decreased earnings because of the sale of ISA?

D. Waugh Yeah we will have some decreased earnings next year. But we say the guidance on the 70 is associated with this year.

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NORTHROP GRUMMAN                                            PAGE 10


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V. Davidson    Right, for next year though, the decrease in
               earnings associated with the sale of the business, what portion of that is offset by Comptek?

D. Waugh       What portion if offset by Comptek?

V. Davidson    Right, what will the Comptek transaction add next
               year to earnings?

D. Waugh Well I'm not sure we're going to speak to what we expect our Comptek earnings to be next year. You know that's almost getting into a business area for this point in time in terms of the context of Northrop Grumman.

K. Kresa We obviously don't have the margin on the Aerostructure's business next year that we otherwise planned. That's why the guidance is slightly different than it was before.

D. Waugh Kresa And let me say, we envision the margin rates
               going up next year on the Aerostructure's business. That was our plan.

V. Davidson    Okay, thank you.

Operator Bryon Callan of Merrill Lynch, please state your follow up question.

B. Callan      Yeah, Dick, can you go a little bit through the
               background of the Aerostructure's transaction? Was this kind of a formal auction process, was this something just negotiated with the Carlyle Group?
               Could you elaborate on that?

D. Waugh Well I will say that we took into account who we thought were qualified candidates, qualified buyers. I don't know if I want to go into the full background, but I will say that we were standing ready with a full auction.

B. Callan      Okay and then just going forward you've talked about
               capital structure, you're comfortable kind of in the 40% range. Has that changed in any way, shape or form, a debt to capital ratio of 40%?

D. Waugh       No, I don't know why.

B. Callan      Okay, thought I'd ask. That's all.

D. Waugh       Okay. Thank you.

Operator Sam Pearlstein of First Union, please state your question.

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S. Pearlstein  Can you just tell us a little bit more about what the security you're going to be receiving in the transaction is?

D. Waugh Yes, it's a debt instrument, it's a short term instrument and if I recall correctly it's payment in kind for the first four years and then we'll start to earn interest and I believe the note is, the duration of the note is seven years.

S. Pearlstein  Can you turn it into ... can you liquidate it earlier?

D. Waugh Yes, we can trade the security any time we care to. We're not limited in any way with regards to trading it.

S. Pearlstein  Okay and when you re-baseline the pension later in the year, does this change at all in terms of some of the assumptions with regard to the moving average over the return of the pension or any of the underlying assumptions as to why it might be a significant change?

D. Waugh Are you asking whether we'd be changing any of our assumptions that we currently have? At least I'm going to restate your question that way so I can answer it. The assumptions that we currently have quite frankly we haven't sat down to go through whether or not we'd change any of those, but I'm not aware of why we would change any at this point in time. We've have to take a close look at the interest element to see if there's anything that's changed there. But I don't think that we'd be changing anything at this point in time, but again, it's not ... I really haven't focused on that piece at this moment.

S. Pearlstein  Okay, thank you.

Operator Ladies and gentlemen, if there are any additional questions, please press the one at this time.
               Remember to pick up your handset before doing so.

               Greg Tuorto, please state your company name followed by your question.

G. Tuorto      [Tocqueville]  Good morning, gentlemen. It's an
               interesting day. That's two deals in one day.

D. Waugh       Thank you.

G. Tuorto      I'm sure you guys are busy. Quick question on the
               contact. If you could just ... I know a little bit about the company, I'm sure everybody knows a little bit about the company. Could you give us some detail on some of their major programs that attracted you to them and if you could, a word on how they kind of fit in with some of the electronics programs you do for your major customers?

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D. Waugh       Insofar as program, that's a little tough.

G. Tuorto      Technologies.

D. Waugh The technologies really are EW, when you get down to it, EW and EW simulation and stimulation and the various, both hardware, integrated systems and information technology that flows around that. That's sort of the easiest way to describe them. They sort of look like a little mini us almost in that aspect, although they're sort of a level down the food chain.

G. Tuorto      In what respect down the food chain?  Do they deal
               with ... a unit level down the food chain or is it just where the application fits into the war fighters planning?

D. Waugh Quite frankly, they supply us and a number of other contractors with threat simulations, analysis and we all, the whole industry relies on them for the kind of work that they do.

K. Kresa Let me tell you, I happened to look at their webpage recently. They have a very nice webpage. You might want to look at it.

G. Tuorto      I was on it this morning. I just wanted to get a
               little bit more from you guys. Well thanks a lot, gentlemen.

D. Waugh       You're welcome.

Operator George Shapiro, please state your company name followed by your question.

G. Shapiro     Salomon Smith Barney.

Management     Good morning, George.

G. Shapiro     Good morning. Are there any profit on profit issues
               with Comptek because they're a supplier to you on some programs?

D. Waugh Well let me say obviously for existing contracts there shouldn't be, but as we go forward there could be some minor overlap. But of course that's not taking into account, if you will, what we hope to gain in terms of top line synergies either.

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NORTHROP GRUMMAN                                            PAGE 13


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G. Shapiro     Okay and then on the earnings guidance, Dick, I
               missed part of what you said for next year relative to this year.

D. Waugh Well we said that we expect to have healthy double-digit earnings year-over-year.

G. Shapiro     Okay and that's off of the 880?

D. Waugh Yes, that's off of the 880s and 930 spread that we would expect to have healthy double-digit for next year.

G. Shapiro     Okay, thanks very much. Congratulations.

Management     Thank you, George.

Operator Louis Meyer, please state your company name followed by your question.

L. Meyer ING Asset Management. I had a quick question on the Comptek transaction. Is there going to be a shareholders vote required or is this an exchange offer? It wasn't clarified in the press release.

D. Waugh       Let me say it's a straight tender offer.

L. Meyer       It's a straight tender offer?

D. Waugh       Yeah, so they'll be voting with their shares.

L. Meyer       Okay, thank you very much.

D. Waugh       Thank you.

Operator Mangipudi Rao, please state your company name followed by your question.

M. Rao First Union Securities. I missed the first part of the call. I don't know if you already mentioned, but if you expect better margins for the Aero Tech business, what is the rationale for getting out of the business because as the Asian countries start getting their feedback and then they start growing, you expect better orders for Boeing and of course better business for you, so is there's a rationale for this transaction?

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NORTHROP GRUMMAN                                            PAGE 14

D. Waugh Let me say that you know, typically you don't sell things that make money and it falls in your strategic focus and you sell things that aren't making money. But I will say to you that we in essence looked at our strategic focus for the future and to the extent that we see an expanding value and if you will, the others and more importantly, the buyers see an expanding value, that expanding value is reflected in the sales price that you get for the unit, so hopefully you're selling things that do have bright prospects because that's the only way you're going to get value from them.

M. Rao Excuse me, is this sort of redeploying your assets or your investments?

D. Waugh Yes, in other words we took a look at our allocation of resources and where we want to go in the future and we believe that this is ... as you know, we've changed this company dramatically over the last eight to ten years and we're not stopping.

M. Rao         Okay, thank you.

D. Waugh       You're welcome.

Operator Bill Shiland, please state your company name followed by your question.

B. Shiland     Dalton Management. Taking off from your last answer,
               does this mean that you're going to continue to make acquisitions in the electronic warfare area?

D. Waugh Well I think we've stated as our policy and I think I even stated in my prepared text that we do actively look at what opportunity sets exist out there and to the extent that we think it fits our strategic direction for the company and enhances the products that we can deliver to our customers, so we take a very serious look at those things.

B. Shiland     So we should expect more acquisitions along this
               line?

D. Waugh I would say that if there are things that fit in that kind of category for the right value, I guess our history would demonstrate where we're going in the future.

B. Shiland     Great. Thank you very much.

D. Waugh       Thank you.

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NORTHROP GRUMMAN                                            PAGE 15

Operator Byron Callan of Merrill Lynch, please state your follow up question.

B. Callan      My question's been answered. Thank you.

Operator       Rusty Raykov, please state your follow up question.

R. Raykov      Hi, I just wanted to clarify one thing very quickly.
               You said it was a merger because they were the ones that had to send us a proxy. Now you also said that it's an exchange offer. It's a little unclear. If it's an exchange offer, aren't you guys sending out information to us? Which one is it? Is it a full blown merger or would it be an exchange offer for your shares?

D. Waugh       It's an exchange offer.

R. Raykov      So therefore you would be the ones sending the
               information and therefore when would the exchange offer begin?

D. Waugh Well we're going to have to file ... quite frankly I don't know the niceties of this at this point, so
               I'm not going to try to struggle through it. We would expect in a couple of weeks.

R. Raykov      Okay well ... I'll call your investor relations
               department afterwards and clarify that a little bit.

D. Waugh       That'd be fine.

R. Raykov      Thank you.

D. Waugh       Thank you.

Operator       Bill Shiland, please state your follow up question.

B. Shiland     I forgot to ask you one more question. Would there
               be a debt impact from all this buying and selling or would you reduce the [inaudible] proceeds? Are you assuming any debt of [inaudible]? What will be your debt position?

D. Waugh Any cash we get, we apply to debt. And we only do things going forward if it makes sense in terms of the utilization of that, of our balance sheet, if you will. So out of the box it's obviously going to go to reduce our debt going forward.

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NORTHROP GRUMMAN                                            PAGE 16

B. Shiland     Are you expecting any improvement in your ratings
               because of this change and because of getting out of the Aerostructures business? Did you talk to the rating agencies, by any chance?

D. Waugh Well I don't want to say anything of what we expect from the rating agencies. You probably need to check with them on what our expectations are. I must quite frankly say personally I would have expected maybe some change even prior to this.

B. Shiland     Alright, thank you.

D. Waugh       Thank you.

Operator Once again, ladies and gentlemen, if there are any other questions, please press the one at this time. Remember to pick up your handset before doing so.
               One moment please.

               Mr. Kent, there are no further questions at this time. Please continue with any closing comments.

G. Kent Well I want to thank everybody for joining us. It's an exciting day for Northrop. Clearly it's an exciting day for Carlyle and our Aerostructures Group and we hope it's an exciting day for Comptek. We want to welcome them to our company and we see them as an extremely valuable component that's going to enhance the value of Northrop Grumman overall and I will say that as I've been saying here that Northrop Grumman is an active company that's trying to position itself for a long term future and to grow the value of our company for our shareholders and management is dedicated to doing that. And with that I thank you all.

Operator Ladies and gentlemen, that does conclude our conference for today. You may all disconnect and thank you for participating.

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NORTHROP GRUMMAN                                            PAGE 17


Investors and security holders are advised to read the prospectus to be filed by Northrop Grumman Corporation with the Securities and Exchange Commission regarding the business combination transaction referred to in the foregoing information when the prospectus becomes available because it will contain important information. Investors and security holders may obtain a free copy of the prospectus (when available) and other related documents filed by Northrop Grumman
Corporation and Comptek Research, Inc. at the
Commission's website at www.sec.gov. The prospectus and the other documents may also be obtained by contacting Northrop Grumman Corporation, 1840 Century
Park East, Los Angeles, CA  90067, Attn:  Office of the
Secretary.